SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission in connection with the amendments to the By-Laws of Philippine Long Distance Telephone Company.

Security Code # CM-040

June 28, 2005

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP, Operations Group

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C in connection with the amendments to the By-Laws of Philippine Long Distance Telephone Company.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 28, 2005

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C in connection with the amendments to the By-Laws of Philippine Long Distance Telephone Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day

Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,197,337 As of May 31, 2005	N/A	N/A

Total No. of Stockholders Domestic Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________

LCU

Document I.D. ____________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  28 June 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_______________________________________________________________

_______________________________________________________________

_______________________________________________________________

11. Item 9 (Other Events)

At its meeting held on June 28, 2005, the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), exercising its own power and the authority to amend the Company’s By-Laws duly delegated to it by the stockholders of the Company, authorized and approved the amendments to Article XI (Independent Auditor) of the Company’s By-Laws.

Article XI, with the amendments thereto underscored, is quoted below:

ARTICLE XI

INDEPENDENT AUDITOR

* Section 1. The Audit Committee constituted by the Board of Directors shall be directly responsible for the appointment, retention, removal or termination of engagement and oversight of the Independent Auditor, including resolving disagreements between management and the Independent Auditor regarding financial reporting and approving all audit engagement fees and terms.

(Amended on June 28, 2005)

* Section 2. At the regular meeting of the Audit Committee immediately preceding the annual meeting of the stockholders of the corporation, the Audit Committee shall appoint the Independent Auditor. In case of resignation, removal or termination of engagement of the Independent Auditor, the Audit Committee shall, as soon as practicable, select and appoint a replacement.

(*New provision adopted on June 28, 2005)

* Section 3. The Independent Auditor or the lead, engagement or coordinating audit partner having the primary responsibility for the audit or reviewing the audit of the corporation’s financial accounts shall be rotated after five (5) years of service (with time of service counted from January 1, 2003) for a time out period of at least five (5) years.

(*New provision adopted on June 28, 2005)

* Section 4. The Independent Auditor shall report directly to the Audit Committee.

(*New provision adopted on June 28, 2005)

The amendments to the By-Laws shall take effect upon approval by the Securities and Exchange Commission of the Amended By-Laws.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 28, 2005